Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-172235

February 25, 2013

UNITEDHEALTH GROUP INCORPORATED

FINAL TERM SHEET

Dated February 25, 2013

$250,000,000

FLOATING RATE NOTES DUE AUGUST 28, 2014

Issuer:	UnitedHealth Group Incorporated

Ratings (Moody’s / S&P / Fitch)*:	A3 / A / A-

Note Type:	SEC Registered (No. 333-172235)

Trade Date:	February 25, 2013

Settlement Date (T+ 3):	February 28, 2013

Maturity Date:	August 28, 2014

Principal Amount Offered:	$250,000,000

Price to Public (Issue Price):	100%

Interest Rate:	3-month U.S. dollar LIBOR plus 0.125%

Interest Payment and Reset Dates:	February 28, May 28, August 28, and November 28, commencing May 28, 2013

Optional Redemption Provisions:	None.

CUSIP / ISIN:	91324P CE0 / US91324PCE07

Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. Deutsche Bank Securities Inc. RBS Securities Inc. U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Co-Managers:

BB&T Capital Markets, a division of BB&T Securities, LLC

BMO Capital Markets Corp.

BNY Mellon Capital Markets, LLC

Credit Suisse Securities (USA) LLC

CRT Capital Group LLC

Fifth Third Securities, Inc.

Goldman, Sachs & Co.

J.P. Morgan Securities LLC

KeyBanc Capital Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC PNC Capital Markets LLC UBS Securities LLC The Williams Capital Group, L.P.

Other terms:	Except as otherwise provided below, the floating rate notes will have the same terms, including the change of control offer and all covenants, and be subject to the same risks as the notes described in the Issuer’s Preliminary Prospectus Supplement dated February 25, 2013. In general, any reference to the term “notes” in the Preliminary Prospectus Supplement shall be deemed to include the floating rate notes.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time.

Changes to Preliminary Prospectus Supplement

Title, Principal Amount, Maturity and Interest

The floating rate notes are designated as our floating rate notes due August 28, 2014 and are referred to below as the 2014 notes. We may at any time and from time to time, without the consent of the existing holders of the notes, issue additional notes having the same ranking, interest rate, maturity date, redemption terms and other terms as the 2014 notes being offered under this prospectus supplement. Any such additional notes, together with the 2014 notes being offered under this prospectus supplement, will constitute a single series of securities under the senior indenture. No additional notes may be issued if an event of default under the senior indenture has occurred with respect to the 2014 notes. There is no limitation on the amount of other senior debt securities that we may issue under the senior indenture.

The 2014 notes will mature and become due and payable, together with any accrued and unpaid interest, on August 28, 2014.

The 2014 notes will bear interest at a rate per annum, reset quarterly, equal to LIBOR (as defined below) plus 0.125%, as determined by the calculation agent. U.S. Bank National Association will initially act as the calculation agent for the 2014 notes. We will pay interest on the 2014 notes quarterly on each February 28, May 28, August 28 and November 28, and on the maturity date. The first interest payment date will be May 28, 2013. The regular record dates for payments of interest are the February 13, May 13, August 13 and November 13 immediately preceding the applicable interest payment date. Interest will be computed on the basis of a 360-day year for the actual number of days elapsed.

Interest on the 2014 notes will accrue from, and including, February 28, 2013, to, and excluding, the first interest payment date and then from, and including, the immediately preceding interest payment date to which interest has been paid or duly provided for to, but excluding, the next interest payment date. We will refer to each of these periods as an “interest period.” The amount of accrued interest that we will pay on a 2014 note for any interest period can be calculated by multiplying the face amount of the 2014 note by an accrued interest factor. This accrued interest factor is computed by adding the interest factor calculated for each day from February 28, 2013, or from the last date we paid interest to you, to the date for which accrued interest is being calculated. The interest factor for each day is computed by dividing the interest rate applicable to that day by 360.

All percentages resulting from any of the above calculations will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upwards (e.g., 9.876545% (or .09876545) being rounded to 9.87655% (or .0987655)) and all dollar amounts used in or resulting from such calculations will be rounded to the nearest cent (with one-half cent being rounded upwards).

The calculation agent will set the initial interest rate for the 2014 notes on February 28, 2013, and will reset the interest rate on each interest payment date, each of which we will refer to as an “interest reset date.” The second London business day preceding an interest reset date will be the “interest determination date” for that interest reset date. The interest rate in effect on each day that is not an interest reset date will be the interest rate determined as of the interest determination date pertaining to the immediately preceding interest reset date. The interest rate in effect on any day that is an interest reset date will be the interest rate determined as of the interest determination date pertaining to that interest reset date.

‘‘LIBOR’’ will be determined by the calculation agent in accordance with the following provisions:

(a) With respect to any interest determination date, LIBOR will be the rate for deposits in United States dollars having a maturity of the Index Maturity commencing on the first day of the applicable interest period that appears on Reuters Screen LIBOR01 Page as of 11:00 a.m., London time, on that interest determination date. If no rate appears, LIBOR for that interest determination date will be determined in accordance with the provisions described in (b) below.

(b) With respect to an interest determination date on which no rate appears on Reuters Screen LIBOR01 Page, as specified in (a) above, the calculation agent will request the principal London offices of each of four major reference banks in the London interbank market, as selected by the calculation agent, to provide the calculation agent with its offered quotation for deposits in United States dollars for the Index Maturity, commencing on the first day of the applicable interest period, to prime banks in the London interbank market at approximately 11:00 a.m., London time, on that interest determination date and in a principal amount that is representative for a single transaction in United States dollars in that market at that time. If at least two quotations are provided, then LIBOR on that interest determination date will be the arithmetic mean of those quotations. If fewer than two quotations are provided, then LIBOR on the interest determination date will be the arithmetic mean of the rates quoted at approximately 11:00 a.m., in The City of New York, on the interest determination date by three major banks in The City of New York selected by the calculation agent for loans in United States dollars to leading European banks, having an Index Maturity and in a principal amount that is representative for a single transaction in United States dollars in that market at that time. If, however, the banks selected by the calculation agent are not providing quotations in the manner described by the previous sentence, LIBOR determined as of that interest determination date will be LIBOR in effect on that interest determination date.

“London business day” means any day on which dealings in U.S. dollars are transacted in the London interbank market.

“Reuters Screen LIBOR01 Page” means the display designated as the Reuters Screen LIBOR01 Page, or such other screen as may replace the Reuters Screen LIBOR01 Page on the service or successor service as may be nominated by the British Bankers’ Association for the purpose of displaying the London interbank offered rates for United States dollar deposits.

The Index Maturity will be three months.

The interest rate on the 2014 notes will in no event be higher than the maximum rate permitted by New York law as the same may be modified by United States law of general application.

The calculation agent will, upon the request of any holder of 2014 notes, provide the interest rate then in effect with respect to the floating rate notes. All calculations of the calculation agent, in the absence of manifest error, will be conclusive for all purposes and binding on us and the holders of the 2014 notes. We may appoint a successor calculation agent with the written consent of the trustee under the senior indenture, which consent shall not be unreasonably withheld.

In the event that a payment of principal or interest is due on a date that is not a business day, we will make the payment on the next business day, but we will consider that payment as being made on the date that the payment was due to you, without any interest or other payment with respect to the delay. When we use the term business day we mean any day except a Saturday, a Sunday or a legal holiday in the City of New York on which banking institutions are authorized or required by law, regulation or executive order to close, provided that, with respect to the 2014 notes, the day is also a London business day.

Change of Control Offer

If a Change of Control Triggering Event occurs with respect to the 2014 notes, the 2019 notes, the 2023 notes or the 2043 notes, unless we have exercised our option to redeem all such notes as described above, we will be required to make an offer (a “Change of Control Offer”) to each holder of the series of notes with respect to which such Change of Control Triggering Event has occurred to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of that holder’s notes on the terms set forth in such notes. In a Change of Control Offer, we will be required to offer payment in cash equal to 101% of the aggregate principal amount of notes repurchased, plus accrued and unpaid interest, if any, on the notes repurchased to, but not including, the date of repurchase (a “Change of Control Payment”). Within 30 days following any Change of Control Triggering Event or, at our option, prior to any Change of Control, but after public announcement of the transaction that constitutes or may constitute the Change of Control, a notice will be transmitted to the holders of the 2014 notes, to the holders of the 2019 notes, to the holders of the 2023 notes and/or to the holders of the 2043 notes, as the case may be, describing the transaction that constitutes or may constitute the Change of Control Triggering Event and offering to repurchase such notes on the date specified in the applicable notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is transmitted (a “Change of Control Payment Date”). The notice will, if transmitted prior to the date of consummation of the Change of Control, state that the Change of Control Offer is conditioned on the Change of Control Triggering Event occurring on or prior to the applicable Change of Control Payment Date.

“Rating Event” shall mean (A) with respect to the 2014 notes, the rating on the 2014 notes is lowered by each of the three Rating Agencies and the 2014 notes are rated below an Investment Grade Rating by each of the three Rating Agencies, (B) with respect to the 2019 notes, the rating on the 2019 notes is lowered by each of the three Rating Agencies and the 2019 notes are rated below an Investment Grade Rating by each of the three Rating Agencies, (C) with respect to the 2023 notes, the rating on the 2023 notes is lowered by each of the three Rating Agencies and the 2023 notes are rated below an Investment Grade Rating by each of the three Rating Agencies and (D) with respect to the 2043 notes, the rating on the 2043 notes is lowered by each of the three Rating Agencies and the 2043 notes are rated below an Investment Grade Rating by each of the three Rating Agencies, in any case on any day during the period (which period will be extended so long as the rating of the applicable notes is under publicly announced consideration for a possible downgrade by any of the Rating Agencies) commencing on the date of the first public notice of the occurrence of a Change of Control or our intention to effect a Change of Control and ending 60 days following consummation of such Change of Control.

Book-Entry Issuance

The Depository Trust Company, or DTC, will act as securities depositary for the notes. The 2014 notes, the 2019 notes, the 2023 notes and the 2043 notes will each be initially represented by one or more global notes registered in the name of DTC or its nominee.

FIXED RATE NOTES

$500,000,000 1.625% NOTES DUE MARCH 15, 2019

$750,000,000 2.875% NOTES DUE MARCH 15, 2023

$750,000,000 4.250% NOTES DUE MARCH 15, 2043

Issuer:	UnitedHealth Group Incorporated

Ratings (Moody’s / S&P / Fitch)*:	A3 / A / A-

Note Type:	SEC Registered (No. 333-172235)

Trade Date:	February 25, 2013

Settlement Date (T+ 3):	February 28, 2013

Title of Securities:	1.625% Notes Due March 15, 2019 (“2019 Notes”) 2.875% Notes Due March 15, 2023 (“2023 Notes”) 4.250% Notes Due March 15, 2043 (“2043 Notes”)

Maturity Date:	March 15, 2019 (2019 Notes) March 15, 2023 (2023 Notes) March 15, 2043 (2043 Notes)

Principal Amount Offered:	$500,000,000 (2019 Notes) $750,000,000 (2023 Notes) $750,000,000 (2043 Notes)

Price to Public (Issue Price):	99.599% (2019 Notes) 99.593% (2023 Notes) 98.644% (2043 Notes)

Interest Rate:	1.625% (2019 Notes) 2.875% (2023 Notes) 4.250% (2043 Notes)

Interest Payment Dates:

March 15 and September 15, commencing September 15, 2013 (2019 Notes)

March 15 and September 15, commencing September 15, 2013 (2023 Notes)

March 15 and September 15, commencing September 15, 2013 (2043 Notes)

Benchmark:	T 0.875% due January 31, 2018 (2019 Notes) T 2.00% due February 15, 2023 (2023 Notes) T 2.75% due November 15, 2042 (2043 Notes)

Benchmark Yield:	0.765% (2019 Notes) 1.872% (2023 Notes) 3.081% (2043 Notes)

Spread to Benchmark:	+93 basis points (2019 Notes) +105 basis points (2023 Notes) +125 basis points (2043 Notes)

Re-offer Yield:	1.695% (2019 Notes) 2.922% (2023 Notes) 4.331% (2043 Notes)

Optional Redemption Provisions:

Make-whole call at any time at a discount rate of U.S. Treasury plus 15 basis points. (2019 Notes)

Make-whole call at any time at a discount rate of U.S. Treasury plus 15 basis points. (2023 Notes)

Prior to September 15, 2042, make-whole call at any time at a discount rate of U.S. Treasury plus 20 basis points; par call on and after September 15, 2042. (2043 Notes)

Change of Control:	If a Change of Control Triggering Event occurs, the Company will be required to make an offer to repurchase the Notes at a price equal to 101% of the principal amount of the Notes, plus accrued and unpaid interest to, but not including, the date of repurchase.

CUSIP / ISIN:	91324P CB6 / US91324PCB67(2019 Notes) 91324P CC4 / US91324PCC41 (2023 Notes) 91324P CD2 / US91324PCD24 (2043 Notes)

Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. Deutsche Bank Securities Inc. RBS Securities Inc. U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Co-Managers:

BB&T Capital Markets, a division of BB&T Securities, LLC

BMO Capital Markets Corp.

BNY Mellon Capital Markets, LLC

Credit Suisse Securities (USA) LLC

CRT Capital Group LLC

Fifth Third Securities, Inc.

Goldman, Sachs & Co.

J.P. Morgan Securities LLC

KeyBanc Capital Markets Inc.

Merrill Lynch, Pierce, Fenner & Smith

  Incorporated

Morgan Stanley & Co. LLC

PNC Capital Markets LLC

UBS Securities LLC

The Williams Capital Group, L.P.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time.

***

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at 1-888-603-5847, Citigroup Global Markets Inc. at 1-800-831-9146, Deutsche Bank Securities Inc. at 1-800-503-4611, RBS Securities Inc. at 1-866-884-2071, U.S. Bancorp Investments, Inc. at 1-877-558-2607 or Wells Fargo Securities, LLC at
1-800-326-5897.

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